Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for December 2019 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for December 2019 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In December 2019, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 6.48% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic and international routes increased by 5.09% and 10.80% and for regional routes decreased by 23.43%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 6.97%. Of which, passenger traffic for domestic and international routes increased by 6.83% and 8.86% and for regional routes decreased by 32.65%, respectively as compared to the same period last year. The passenger load factor was 81.41%, representing an increase of 0.38 percentage point as compared to the same period last year. Of which, the passenger load factor for domestic routes increased by 1.33 percentage points and for regional routes and international routes decreased by 9.17 percentage points and 1.46 percentage points, respectively, as compared to the same period last year.

In terms of cargo operations, in December 2019, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 9.87% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 4.09% as compared to the same period last year. The cargo and mail load factor was 48.73%, representing a decrease of 2.71 percentage points as compared to the same period last year.

In December 2019, the Group has newly launched the following major routes: Beijing Daxing – Chengdu - Beijing Daxing route (seven flights per week) and Guangzhou – Kunming – Islamabad – Kunming – Guangzhou route (three flights per week) since 25 December 2019.

In December 2019, the Group introduced five aircraft, including one A350-900 aircraft, three A320NEO aircraft and one A321NEO aircraft, and terminated the lease of two aircraft, including one EMB190 aircraft and one A319 aircraft. As of the end of December 2019, the Group operated a fleet of 862 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	4	1	0	5
Airbus 350 Series	0	6	0	6
Airbus 330 Series	11	29	7	47
Airbus 320 Series	94	95	128	317
Boeing 787 Series	4	25	8	37
Boeing 777 Series	8	19	0	27
Boeing 737 Series	156	82	163	401
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	14	20

Total	285	257	320	862

KEY OPERATION DATA OF DECEMBER 2019

Capacity	December 2019			Cumulative 2019
	Amount	Month-on-Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	15,786.62	-2.60	6.83	195,239.20	9.09
Regional	190.36	-7.00	-32.65	3,258.71	-1.40
International	7,654.44	16.77	8.86	86,422.64	12.36
Total	23,631.42	2.89	6.97	284,920.55	9.93
RTK (in million)
Domestic	1,560.84	-2.67	6.88	18,897.97	8.38
Regional	19.15	-5.25	-30.62	312.80	-0.82
International	1,193.44	6.33	6.37	13,414.02	6.62
Total	2,773.43	0.99	6.26	32,624.79	7.55
RTK - Cargo and Mail (in million)
Domestic	157.74	-0.49	7.13	1,715.83	2.58
Regional	2.20	15.19	-13.22	26.18	4.60
International	519.47	-3.71	3.29	5,840.53	0.09

Total	679.41	-2.93	4.09	7,582.55	0.66
Passengers carried (in thousand)
Domestic	10,345.38	-2.97	6.42	128,706.47	7.71
Regional	158.72	-3.72	-27.29	2,480.54	-1.84
International	1,781.01	8.94	13.09	20,444.91	14.45
Total	12,285.11	-1.42	6.69	151,631.92	8.40
Cargo and mail carried (in thousand tonnes)
Domestic	96.10	-0.45	5.53	1,052.13	0.79
Regional	1.96	13.54	-10.57	23.27	6.50
International	62.99	-3.10	8.63	688.16	3.25
Total	161.05	-1.36	6.49	1,763.56	1.81

Capacity	December 2019			Cumulative 2019
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	19,351.73	-0.92	5.09	235,216.49	8.82
Regional	284.41	-0.36	-23.43	4,367.53	-0.37
International	9,391.65	14.96	10.80	104,477.84	11.29
Total	29,027.78	3.72	6.48	344,061.86	9.43
ATK (in million)
Domestic	2,231.18	-1.58	6.59	26,803.87	9.18
Regional	32.83	-0.34	-23.27	506.71	0.63
International	1,742.82	10.29	9.85	19,123.06	8.19
Total	4,006.83	3.27	7.64	46,433.64	8.67
ATK - Cargo and Mail (in million)
Domestic	489.52	-3.83	12.28	5,634.38	10.59
Regional	7.23	-0.31	-22.71	113.64	4.24
International	897.57	6.23	8.97	9,720.06	5.35
Total	1,394.33	2.43	9.87	15,468.07	7.19

Load Factor	December 2019			Cumulative 2019
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	81.58	-1.40	1.33	83.00	0.21
Regional	66.93	-4.78	-9.17	74.61	-0.78
International	81.50	1.27	-1.46	82.72	0.79

Total	81.41	-0.65	0.38	82.81	0.38
Cargo and Mail Load Factor
Domestic	32.22	1.08	-1.55	30.45	-2.38
Regional	30.42	4.10	3.33	23.04	0.08
International	57.88	-5.97	-3.18	60.09	-3.16
Total	48.73	-2.69	-2.71	49.02	-3.18
Overall Load Factor (RTK/ATK)
Domestic	69.96	-0.78	0.19	70.50	-0.53
Regional	58.33	-3.02	-6.18	61.73	-0.90
International	68.48	-2.55	-2.24	70.15	-1.03
Total	69.22	-1.56	-0.89	70.26	-0.73

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;

3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

15 January 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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